Exhibit (a)(9)

OSI US Employee Q&A

1.	Why has OSI instituted these Change in Control Severance Plans?

The Board recognizes that Astellas’ Offer and the Company’s ongoing process to explore the availability of a transaction that reflects the full intrinsic value of the Company creates uncertainty among employees, especially as they prepare to move to the Company’s new facility in Ardsley, New York.  The US Plan approved by the Board is intended to help OSI retain critical employees, maintain a stable work environment and provide a measure of economic security to employees so that they can focus on executing on the Company’s key goals and priorities.  The Board has also approved a plan covering the UK employees, which is essentially the same as the US Plan except for changes resulting from differences in UK employment laws.

2.	Who is covered by the US Plan? Do all employees get the same benefits under the US Plan?

The US Plan provides benefits to all OSI employees in the US except for those Farmingdale, Melville, Boulder and Cedar Knolls employees who do not commit to Ardsley.  Employees must be employed by OSI on the date that a Change in Control occurs (“Eligible Employees”).  The level of benefits varies depending on an Eligible Employee’s grade level.  Eligible Employees Grade 12 and above will participate in the US Plan, but will not receive severance payments under the US Plan since these employees have existing contractual severance arrangements.

3.	Why do the severance benefits differ at different grade levels?

The severance plans are designed to both provide a measure of financial security to all our employees and also to help retain senior employees with prominent roles in the organization.  The sliding scale of benefits is typical for these kinds of plans.

4.	What is a “Change in Control”?

In general, a “Change in Control” occurs if another company acquires more than 50% of the voting stock of, or merges with, OSI, if the individuals comprising the Board of Directors of OSI cease to constitute a majority of the Board, if all of the assets of the Company are sold, or if the Company is liquidated.  Employees should refer to section 1.4 of the US Plan for the full definition of “Change in Control.”

5.	Under what circumstances would I receive severance benefits under the US Plan?

The US Plan is a “double trigger” program – which means that two conditions (“triggers”) must be satisfied in order for an Eligible Employee to receive benefits under the US Plan.  The first trigger is that a Change in Control must occur.  The second trigger is that the Eligible Employee must be terminated by the Company (or its successor) without Cause or must resign for Good Reason within one year of the Change in Control.  If both of these triggers occur, then an Eligible Employee will be eligible for benefits as defined by the US Plan.

6.	What does terminated for “Cause” mean?
In general, “Cause” is defined for purposes of the US Plan to mean that an employee has:

(1) willfully and continually failed to substantially perform, or been willfully grossly negligent in the discharge of, his or her duties to the Company or any of its subsidiaries (other than by a reason of disability, physical or mental illness or analogous condition);

(2) committed or engaged in an act of theft, embezzlement or fraud, or committed a willful and material breach of confidentiality with respect to the Company or any of its subsidiaries;
(3) willfully breached a fiduciary duty, or willfully and materially violated any other duty, law, rule, regulation or policy of the Company or any of its subsidiaries; or
(4) been convicted of a felony or misdemeanor with respect to which fraud or dishonesty is a material element.

Employees should refer to section 1.3 of the US Plan for the full definition of “Cause.”

7.	What does “Good Reason” mean?
In general, “Good Reason” is defined for purposes of the US Plan to mean:

(1) a material adverse alteration in the nature or status of the employee’s responsibilities with the Company or any subsidiary thereof from those in effect immediately prior to a Change in Control;
(2) a reduction in salary or target bonus opportunity from those in effect immediately prior to a Change in Control; or

(3) a relocation of such employee’s principal place of business more than 35 miles.  For those employees who have committed to relocate to Ardsley, New York, relocation to Ardsley will not constitute Good Reason.

Employees should refer to section 1.14 of the US Plan for the full definition of “Good Reason.”

8.	What benefits are provided to employees under the US Plan?

If a double trigger occurs within one year following a Change in Control, the US Plan provides for severance pay (for Eligible Employees Grade 11 and below), a pro rata bonus, continued health insurance benefits, outplacement assistance, which will vary based on an employee’s grade level, as well as reimbursement of certain legal expenses.  (See Question #9 below for description of how the severance payments are calculated.)  Eligible Employees who experience a double trigger will not be required to repay their Ardsley commitment bonus or related commuter bonus.  Employees should refer to section 2 of the US Plan for more information.

In addition, if the Company’s annual discretionary bonus plan is terminated within one year following a Change in Control and there is no replacement bonus plan (or other equivalent benefit) adopted, all Eligible Employees Grade 11 and below who participate in the annual discretionary bonus program will receive a lump sum payment equal to the Eligible Employee’s annual target bonus on a pro-rated basis for the year of termination.

9.	How is the amount of severance benefits under the US Plan calculated?

Under the US Plan, Eligible Employees Grade 11 and below will be eligible for lump sum cash payments as part of their benefits under the US Plan.  These payments will be calculated as a multiple of an employee’s monthly base salary depending on grade level, plus an additional week of base salary for each year of service that an employee has completed as of the severance date (up to a maximum of 10 years of service).  Eligible Employees who participate in the Company’s annual discretionary bonus program will also receive a lump sum payment equal to the employee’s annual target bonus on a pro-rated basis, provided that Eligible Employees in the OSI Oncology Sales Incentive Plan will receive a payment equal to their quarterly target award for that quarter in which their termination occurs.  Eligible Employees who receive a pro rata bonus as described in Question #8 above will generally not be eligible to receive another pro rata bonus in connection with their severance payment.  Employees should refer to sections 2.4 – 2.9 of the US Plan for more information.

10.	What happens to stock options or other equity awards?

If, upon a Change in Control, an acquirer acquires all of the outstanding equity of the Company solely for cash or if an acquirer does not assume the Company’s equity plans or does not convert your awards into acquirer stock, all outstanding stock options, equity or equity-based awards held by an Eligible Employee would become fully vested immediately upon the Change in Control.  If upon a Change in Control, an acquirer does assume the Company’s equity plans and converts your equity awards into acquirer stock, any outstanding stock option, equity or equity-based awards held by an Eligible Employee would become fully vested if a severance termination occurs within one year of the Change in Control.  Employees should refer to section 2.9 of the US Plan for more information.

11.	Does the US Plan contain provisions for employee health benefits?

Yes, Eligible Employees’ health benefits would continue for the same period of time used to calculate their lump sum severance.  The COBRA period will begin thereafter.  Employees should refer to section 2.11 of the US Plan for more information.

12.	Will employees receive assistance in finding new employment if they are terminated?

In the event that an Eligible Employee becomes entitled to severance benefits, the US Plan provides for certain outplacement benefits to assist in the job transition.  Employees should refer to section 2.12 of the US Plan for more information.

13.	Why is this plan going into effect now? Does this mean that OSI will be acquired by Astellas or another company?

As noted earlier, the Board recognizes that Astellas’ Offer and the Company’s ongoing process to explore the availability of a transaction that reflects the full intrinsic value of the Company creates uncertainty among employees.  The US Plan is intended to help OSI retain critical employees, maintain a stable work environment and provide a measure of economic security to employees so that they can focus on executing on the Company’s key goals and priorities.  This US Plan does not mean a Change in Control will necessarily happen.

14.	If no Change in Control occurs, what happens to the US Plan?
The US Plan will stay in effect unless/until it is terminated or amended by the Board.

15.	Do employees need to do anything to participate in the US Plan?
No action is required. All Eligible Employees in the US are covered by the US Plan automatically.

16.	Do other companies have this type of plan?
Yes, these types of programs are common for companies in our situation.

17.	Where can employees get more information?

A copy of the US Plan is available on our  internal employee portal.  If you have further questions, please feel free to contact Linda Amper, Senior Vice President – Human Resources, at             or Barbara Wood, Senior Vice President and General Counsel, at              .

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of any stockholder of OSI Pharmaceuticals, Inc. (“OSI”).

In connection with the unsolicited tender offer commenced by Astellas, OSI has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (as amended, the “Schedule 14D-9”). STOCKHOLDERS OF OSI ARE URGED TO READ THE SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Stockholders may obtain a free copy of the Schedule 14D-9 and other documents filed by OSI with the SEC through the website maintained by the SEC at http://www.sec.gov.  Stockholders may also obtain, without charge, a copy of the Schedule 14D-9 from MacKenzie Partners, Inc., OSI’s information agent, by calling 800-322-2885 toll free or by calling 212-929-5500 or by emailing osipharma@mackenziepartners.com.